Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Fortress Investment Group LLC for the registration of Class A Shares and to the incorporation by reference therein of our reports dated March 1, 2010, with respect to the consolidated and combined financial statements of Fortress Investment Group LLC (prior to January 17, 2007, Fortress Operating Group), and the effectiveness of internal control over financial reporting of Fortress Investment Group LLC, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

New York, New York	/s/ Ernst & Young LLP
August 19, 2010